                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              MAXTOR CORPORATION
                               (Name of Issuer)

                    Common Stock, par value US$0.01 per share
                         (Title of Class of Securities)

                                   577729 10 6
                                 (CUSIP Number)

                                    K.S. Yoo
                   Corporate Planning and Coordination Office
                   Hyundai Electronics Industries Co., Ltd.
                          San 136-1, Ami-ri, Bubal-eub
                             Ichon-kun, Kyoungki-do,
                                  467-860 Korea
                               011-82-336-30-2683

                                 with a copy to:

                                    I.H. Chun
                                Legal Department
                   Hyundai Electronics Industries Co., Ltd.
                        66, Jeokseon-dong, Chongro-ku
                                 Seoul, Korea
                              011-82-2-398-4324
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               November 2, 1995
        (Date of Event which requires filing of this Amendment No. 5)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

     Check the following box if a fee is being paid with the statement: / /

                              Page 1 of 27 Pages

         The following information is filed to amend the original Statement on
Schedule 13D dated February 14, 1994 (as amended by Amendment No. 1 to Schedule 13D dated March 17, 1995, Amendment No. 2 to Schedule 13D dated October 26, 1995, Amendment No. 3 dated October 30, 1995, and Amendment No. 4 dated November 1, 1995) ("Schedule 13D") of Hyundai Electronics Industries Co., Ltd. ("Hyundai"), Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai Merchant Marine Co., Ltd. (collectively, the "Purchasers") with respect to the Common Stock, par value U.S. $0.01 per share of Maxtor Corporation. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


         Item 4(a-j) of the Schedule 13D is hereby amended and supplemented by adding the following:

                     On November 2, 1995, Hyundai Electronics America ("HEA"), Hyundai Acquisition, Inc., ("HAI") a wholly owned subsidiary of HEA, and Maxtor Corporation ("Maxtor") executed an Agreement and Plan of Merger (the "Merger Agreement") which provides that HAI will acquire, on the terms and subject to the conditions set forth in the Merger Agreement, all of the outstanding shares of Maxtor Common Stock (other than the shares of Class A Common Stock owned by Hyundai and its affiliates) at $6.70 per share.

         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

                     A copy of the Merger Agreement is attached hereto as Exhibit 10.

                              Page 2 of 27 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  November 3, 1995.

                           HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.

                           By  /s/           J. Y. KIM
                              ---------------------------------------------
                                             J. Y. Kim
                                 President and Chief Executive Officer


                           HYUNDAI HEAVY INDUSTRIES CO., LTD.

                           By  /s/           J. Y. KIM
                              ---------------------------------------------
                                             J. Y. Kim
                              Attorney-in-Fact pursuant to Power of Attorney
                                    filed previously as Exhibit 6


                           HYUNDAI CORPORATION

                           By  /s/           J. Y. KIM
                              ---------------------------------------------
                                             J. Y. Kim
                              Attorney-in-Fact pursuant to Power of Attorney
                                    filed previously as Exhibit 7


                           HYUNDAI MERCHANT MARINE CO., LTD.

                           By  /s/           J. Y. KIM
                              ---------------------------------------------
                                             J. Y. Kim
                              Attorney-in-Fact pursuant to Power of Attorney
                                    filed previously as Exhibit 8

                              Page 3 of 27 Pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                      EXHIBIT 10

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                               MAXTOR CORPORATION

                           HYUNDAI ACQUISITION, INC.

                                      AND

                          HYUNDAI ELECTRONICS AMERICA

                                  DATED AS OF

                                NOVEMBER 2, 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               Page 4 of 27 Pages

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
ARTICLE I  THE OFFER AND MERGER.........................................................    7
  Section 1.1    The Offer..............................................................    7
  Section 1.2    Company Actions........................................................    7
  Section 1.3    SEC Documents..........................................................    8
  Section 1.4    Directors..............................................................    9
  Section 1.5    The Merger.............................................................    9
  Section 1.6    Effective Time.........................................................   10
  Section 1.7    Closing................................................................   10
  Section 1.8    Directors and Officers of the Surviving Corporation....................   10
  Section 1.9    Stockholders' Meeting..................................................   10
ARTICLE II  CONVERSION OF SECURITIES....................................................   11
  Section 2.1    Conversion of Capital Stock............................................   11
                 (a) Purchaser Capital Stock............................................   11
                 (b) Cancellation of Treasury Stock and Purchaser Owned Stock...........   11
                 (c) Exchange of Shares.................................................   11
  Section 2.2    Exchange of Certificates...............................................   11
                 (a) Paying Agent.......................................................   11
                 (b) Exchange Procedures................................................   11
                 (c) Transfer Books; No Further Ownership Rights in the Shares..........   12
                 (d) Termination of Fund; No Liability..................................   12
  Section 2.3    Dissenters' Rights.....................................................   12
  Section 2.4    Transfer of Shares After the Effective Time............................   12
  Section 2.5    Company Stock Plans....................................................   12
ARTICLE III  REPRESENTATIONS AND WARRANTIES OF THE COMPANY..............................   13
  Section 3.1    Organization...........................................................   13
  Section 3.2    Capitalization.........................................................   13
  Section 3.3    Authorization; Validity of Agreement; Company Action...................   14
  Section 3.4    Consents and Approvals; No Violations..................................   14
  Section 3.5    SEC Reports and Financial Statements...................................   15
  Section 3.6    Absence of Certain Changes.............................................   15
  Section 3.7    No Undisclosed Liabilities.............................................   15
  Section 3.8    Litigation.............................................................   16
  Section 3.9    No Default; Compliance with Applicable Laws............................   16
  Section 3.10   Intellectual Property..................................................   16
  Section 3.11   Taxes..................................................................   16
ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER..................   17
  Section 4.1    Organization...........................................................   17
  Section 4.2    Authorization; Validity of Agreement; Necessary Action.................   17
  Section 4.3    Consents and Approvals; No Violations..................................   17
ARTICLE V  COVENANTS....................................................................   18
  Section 5.1    Interim Operations of the Company......................................   18
  Section 5.2    Access; Confidentiality................................................   19
  Section 5.3    Additional Agreements..................................................   19
  Section 5.4    Consents and Approvals.................................................   19

                               Page 5 of 27 Pages

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                          PAGE
                                                                                          ----
  Section 5.5    No Solicitation........................................................   20
  Section 5.6    Brokers or Finders.....................................................   20
  Section 5.7    Publicity..............................................................   20
  Section 5.8    Notification of Certain Matters........................................   20
  Section 5.9    Directors' and Officers' Insurance and Indemnification.................   21
ARTICLE VI  CONDITIONS..................................................................   21
  Section 6.1    Conditions to Each Party's Obligation to Effect the Merger.............   21
                 (a) Stockholder Approval...............................................   21
                 (b) Statutes; Consents.................................................   21
                 (c) Injunctions........................................................   21
                 (d) Purchase of Shares in Offer........................................   22
ARTICLE VII  TERMINATION................................................................   22
  Section 7.1    Termination............................................................   22
  Section 7.2    Effect of Termination..................................................   23
ARTICLE VIII MISCELLANEOUS..............................................................   23
  Section 8.1    Fees and Expenses......................................................   23
  Section 8.2    Amendment and Modification.............................................   23
  Section 8.3    Nonsurvival of Representations and Warranties..........................   23
  Section 8.4    Notices................................................................   24
  Section 8.5    Interpretation.........................................................   24
  Section 8.6    Counterparts...........................................................   25
  Section 8.7    Entire Agreement; No Third Party Beneficiaries; Rights of Ownership....   25
  Section 8.8    Severability...........................................................   25
  Section 8.9    Governing Law..........................................................   25
  Section 8.10   Assignment.............................................................   25
Schedules to Agreement and Plan of Merger...............................................  S-1

                               Page 6 of 27 Pages

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of November 2, 1995, by and among Hyundai Electronics America, a California corporation ("Parent"), Hyundai Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), and Maxtor Corporation, a Delaware corporation (the "Company").

                                   ARTICLE I

                              THE OFFER AND MERGER

     Section 1.1 The Offer.

     (a) As promptly as practicable (but in no event later than five business days after the public announcement of the execution hereof), the Purchaser shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) a tender offer (the "Offer") for any and all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a price of $6.70 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, being referred to herein as the "Offer Price"), subject to the conditions set forth in Annex A hereto. The obligations of the Purchaser to commence the Offer and to accept for payment and to pay for any Shares validly tendered on or prior to the expiration of the Offer and not withdrawn shall be subject only to the conditions set forth in Annex A hereto. The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") containing the terms set forth in this Agreement and the conditions set forth in Annex A hereto. The Purchaser shall not decrease the Offer Price or decrease the number of Shares sought, change the form of consideration payable, add additional conditions to the Offer or make any other change in the terms or conditions of the Offer in any manner adverse to the holders of the Shares (other than with respect to insignificant changes or amendments and subject to Section 1.1(b)) without the written consent of the Company, provided, however, that if on the initial scheduled expiration date of the Offer, which shall be 20 business days after the date the Offer is commenced, all conditions to the Offer shall not have been satisfied or waived, the Purchaser may, from time to time, in its sole discretion, extend the expiration date. In addition, at the Purchaser's sole discretion, the Offer Price may be increased, and the Offer may be extended to the extent required by law in connection with such increase in each case without the consent of the Company.

     (b) The Purchaser shall, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment Shares validly tendered within five business days after such satisfaction or waiver of all conditions of the Offer, and pay for accepted Shares as promptly thereafter as practicable; provided, however, that if, immediately prior to the initial expiration date of the Offer (as it may be extended), the Shares validly tendered and not withdrawn pursuant to the Offer, together with the Class A Shares (as defined in Section 1.1(c) hereof) then held by the Class A Purchasers (as defined in Section 4.1(a) hereof), equal less than 90% of the aggregate number of outstanding Shares and outstanding Class A Shares, the Purchaser may extend the Offer for a period not to exceed ten business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer.

     (c) As used herein, the term "Shares" shall not include the shares of Class A Common Stock, par value $.01 per share, of the Company (the "Class A Shares").

     Section 1.2 Company Actions.

     (a) The Company hereby approves of and consents to the Offer and represents that the Special Committee of the Board of Directors has received the opinion of Bear, Stearns & Co. Inc., financial advisor to the Special Committee, to the effect that the Offer and the Merger are fair to the stockholders of the Company other than the holders of Class A Shares from a financial point of view, and that the Board of Directors, upon the unanimous recommendation of its Special Committee, at a meeting duly called and held, has unanimously (i) determined that each of the Agreement, the Offer and the Merger (as defined in Section 1.5) are fair to and in the best interests of the stockholders of the Company, (ii) approved this

                               Page 7 of 27 Pages

Agreement and the transactions contemplated hereby, including the Offer and the Merger (collectively, the "Transactions") and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares thereunder to the Purchaser and approve and adopt this Agreement and the Merger; provided, that such recommendation may be withdrawn, modified or amended if the Board of Directors or its Special Committee determines, after receipt of advice from the Special Committee's counsel, that failure to withdraw, modify or amend such recommendation would result in the Board of Directors violating its fiduciary duties to the Company's stockholders under applicable law.

     (b) In connection with the Offer, the Company will promptly furnish or cause to be furnished to the Purchaser mailing labels, security position listings and any available listing or computer file containing the names and addresses of all record holders of the Shares as of a recent date, and shall furnish the Purchaser with such additional information (including, but not limited to, updated lists of holders of the Shares and their addresses, mailing labels and lists of security positions) and assistance as the Purchaser or its agents may reasonably request in communicating the Offer to the record and beneficial holders of the Shares. Subject to the requirements of applicable law and except for such steps as are reasonably necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and the Purchaser (i) shall use reasonable best efforts to keep the names and addresses of the Company's shareholders confidential, (ii) shall not use any of such information except in connection with the Offer and the Merger, and (iii) shall use reasonable best efforts to see that any agent, advisor or service provider engaged by them complies with the foregoing confidentiality and use limitations. If this Agreement is terminated in accordance with its terms, Parent and Purchaser will deliver to the Company all copies of such information then in their possession.

     Section 1.3 SEC Documents.

     (a) As soon as practicable on the date the Offer is commenced, Parent and the Purchaser shall file with the United States Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1 with respect to the Offer and a Transaction Statement on Schedule 13E-3 (the Schedule 14D-1 and the Schedule 13E-3, together with all amendments, supplements and exhibits thereto, including the Offer to Purchase, being collectively the "Offer Documents"). The Company shall execute, and join in the filing of, the Schedule 13E-3. Concurrently with the commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-9"), which shall, subject to the fiduciary duties of the Company's directors under applicable law and to the provisions of this Agreement, contain the recommendation referred to in clause (iv) of Section 1.2(a) hereof.

     (b) Parent and the Purchaser will take all steps necessary to ensure that the Offer Documents, and the Company will take all steps necessary to ensure that the Schedule 14D-9, will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that Parent and the Purchaser make no representation with respect to information furnished by the Company for inclusion in the Offer Documents and the Company makes no representation with respect to information furnished by Parent or the Purchaser for inclusion in the
Schedule 14D-9. The information supplied in writing by the Company for inclusion in the Offer Documents and by Parent or the Purchaser for inclusion in the
Schedule 14D-9 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent and the Purchaser will take all steps necessary to cause the Offer Documents, and the Company will take all steps necessary to cause the Schedule 14D-9, to be filed with the SEC and to be disseminated to holders of the Shares, in each case as and to the extent required by applicable federal securities laws. Each of Parent and the Purchaser, on the one hand, and the Company, on the other hand, will promptly correct any information provided by it for use in the Offer Documents and the
Schedule 14D-9 if and to the extent that it shall have become false and misleading in any material respect and the Purchaser will take all steps necessary to cause the Offer Documents, and the Company will take all steps

                               Page 8 of 27 Pages
necessary to cause the Schedule 14D-9, as so corrected to be filed with the SEC and to be disseminated to holders of the Shares, in each case as and to the extent required by applicable federal securities laws. The Company, on the one hand, and Parent and the Purchaser on the other hand, and their respective counsel shall be given the opportunity to review and provide comments with respect to the Offer Documents and the Schedule 14D-9 before they are filed with the SEC. In addition, each party hereto will provide the other parties and their counsel in writing with any comments, whether written or oral, which they may receive from time to time from the SEC or its staff with respect to the Offer Documents or the Schedule 14D-9 promptly after the receipt of such comments.

     Section 1.4 Directors.

     (a) Promptly upon the purchase of and payment for at least the number of Shares which, together with the Class A Shares, constitutes a majority of the outstanding voting stock of the Company, by Parent or any of its subsidiaries, and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors such that the percentage of its designees on the Board, together with the directors nominated by Hyundai Electronics Industries Co., Ltd., Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai Merchant Marine Co., Ltd. (collectively the "Class A Purchasers") pursuant to paragraph D(4) of Article FOURTH of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), shall equal the percentage of the aggregate number of outstanding Shares and Class A Shares then beneficially owned by Parent and the Class A Purchasers. In furtherance thereof, the Company shall, upon request of the Purchaser, use its best efforts promptly to cause Parent's designees to be so elected or appointed to the Company's Board, and in furtherance thereof, to the extent necessary, increase the size of the Board of Directors. At such time, the Company shall also cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, until the Effective Time (as defined in Section 1.6 hereof), the Company shall use reasonable efforts to have at least two members of the Board of Directors who are neither (i) officers of Parent or the Company, nor (ii) designees, stockholders or affiliates of Parent. The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under this Section 1.4(a), including mailing to stockholders the information required by such Section 14(f) and Rule 14f-1 (or, at Parent's request, furnishing such information to Parent for inclusion in the Offer Documents initially filed with the SEC and distributed to the stockholders of the Company) as is necessary to enable Parent's designees to be elected to the Company's Board of Directors. Parent or the Purchaser will supply the Company any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1. The provisions of this Section 1.4(a) are in addition to and shall not limit any rights which the Purchaser, Parent or any of their affiliates may have as a holder or beneficial owner of Shares as a matter of law with respect to the election of directors or otherwise.

     (b) From and after the time, if any, that Parent's designees constitute a majority of the Company's Board of Directors, any amendment of this Agreement, any termination of this Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Purchaser hereunder, any waiver of any condition or any of the Company's rights hereunder or other action by the Company hereunder will be ineffective unless it is approved by a majority of the directors of the Company then in office who were not officers of the Company or Parent or designees, stockholders or affiliates of Parent and the full Board of Directors; provided, that if there shall be no such directors, such actions may be effected by majority vote of the entire Board of Directors of the Company.

     Section 1.5 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.6 hereof), the Company and the Purchaser shall consummate a merger (the "Merger") pursuant to which (a) the Purchaser shall be merged with and into the Company and the separate corporate existence of the Purchaser shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware, and (c) the separate corporate existence of the

                               Page 9 of 27 Pages

Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in clause (a) of this
Section 1.5. Pursuant to the Merger, (x) the Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall be the initial certificate of incorporation of the Surviving Corporation and (y) the By-laws of the Company (the "By-laws"), as in effect immediately prior to the Effective Time, shall be the initial By-laws of the Surviving Corporation. The Merger shall have the effects specified in the Delaware General Corporation Law (the "DGCL").

     Section 1.6 Effective Time. Parent, the Purchaser and the Company will cause a Certificate of Merger, or, if applicable, a Certificate of Ownership and Merger (as applicable, the "Certificate of Merger"), to be executed and filed on the date of the Closing (as defined in Section 1.7) (or on such other date as Parent and the Company may agree) with the Secretary of State of Delaware (the "Secretary of State") as provided in the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State or such time as is agreed upon by the parties and specified in the Certificate of Merger, and such time is hereinafter referred to as the "Effective Time."

     Section 1.7 Closing. The closing of the Merger (the "Closing") shall take place at 9:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VI hereof (the "Closing Date"), at the offices of McCutchen, Doyle, Brown & Enersen, San Francisco, California, unless another date or place is agreed to in writing by the parties hereto.

     Section 1.8 Directors and Officers of the Surviving Corporation. The directors and officers of the Purchaser at the Effective Time shall be the initial directors and officers, respectively, of the Surviving Corporation.

     Section 1.9 Stockholders' Meeting.

     (a) If required by applicable law in order to consummate the Merger, the Company, acting through its Board of Directors, shall, in accordance with applicable law:

          (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of this Agreement;

          (ii) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and this Agreement and use its best efforts (x) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement") to be mailed to its stockholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel and (y) to obtain the necessary approvals of the Merger and this Agreement by its stockholders;

          (iii) prepare and revise the Proxy Statement so that, at the date mailed to Company stockholders and at the time of the meeting of Company stockholders to be held in connection with the Merger, the Proxy Statement will (x) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order that the statements made therein, in light of the circumstances under which they are made, not misleading (except that the Company shall not be responsible under this clause (iii) with respect to statements made therein based on information supplied by Parent or the Purchaser expressly for inclusion in the Proxy Statement), and (y) comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; and

          (iv) subject to the fiduciary obligations of the Board of Directors under applicable law as advised by counsel to the Special Committee, include in the Proxy Statement the recommendation of the Board that

                               Page 10 of 27 Pages
     stockholders of the Company vote in favor of the approval of the Merger and the adoption of this Agreement.

     (b) Parent shall furnish to the Company, and revise, written information concerning itself, the Purchaser and the Class A Purchasers expressly for inclusion in the Proxy Statement. Such Parent-furnished information will not, at the date mailed to Company stockholders or at the time of the meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Parent-furnished information or necessary in order to make the statements made in the Parent-furnished information, in light of the circumstances under which they are made, not misleading.

     (c) Parent shall vote, or cause to be voted, all of the Shares and Class A Shares then owned by it, the Purchaser, any of its other subsidiaries or the Class A Purchasers in favor of the approval of the Merger and the adoption of this Agreement.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

     Section 2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares or any shares of capital stock of the Purchaser:

     (a) Purchaser Capital Stock. Each issued and outstanding share of capital stock of the Purchaser shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

     (b) Cancellation of Treasury Stock and Purchaser Owned Stock. All Shares that are owned by the Company or any subsidiary of the Company and any Shares and Class A Shares owned by the Purchaser or any subsidiary of the Purchaser shall be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

     (c) Exchange of Shares. Each issued and outstanding Share (other than Shares to be cancelled in accordance with Section 2.1(b) and any Shares which are held by stockholders exercising appraisal rights pursuant to Section 262 of the DGCL ("Dissenting Stockholders")) shall be converted into the right to receive the Offer Price, payable to the holder thereof, without interest (the "Merger Consideration"), upon surrender of the certificate formerly representing such Share in the manner provided in Section 2.2. All such Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest, or, in the case of Dissenting Stockholders, the right, if any, to receive payment from the Surviving Corporation of the "fair value" of such Shares as determined in accordance with Section 262 of the DGCL.

     Section 2.2 Exchange of Certificates.

     (a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company to act as agent for the holders of the Shares in connection with the Merger (the "Paying Agent") to receive the funds to which holders of the Shares shall become entitled pursuant to Section 2.1(c). Parent shall, from time to time, make available to the Paying Agent funds in amounts and at times necessary for the payment of the Merger Consideration in the amounts and at the times provided herein. All interest earned on such funds shall be paid to Parent.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding Shares (the "Certificates"), whose Shares were converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration
(i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery

                               Page 11 of 27 Pages
of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate and the Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2. The right of any stockholder to receive the Merger Consideration shall be subject to and reduced by any applicable withholding obligation.

     (c) Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Shares on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

     (d) Termination of Fund; No Liability. At any time following six months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     Section 2.3 Dissenters' Rights. If any Dissenting Stockholder shall be entitled to be paid the "fair value" of such holder's Shares, as provided in
Section 262 of the DGCL, the Company shall give the Purchaser notice thereof and the Purchaser shall have the right to participate in all negotiations and proceedings with respect to any such demands. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of the Purchaser, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Shares held by such Dissenting Stockholder shall thereupon be treated as though such Shares had been converted into the right to receive the Merger Consideration pursuant to Section 2.1(c).

     Section 2.4 Transfer of Shares After the Effective Time. No transfer of Shares shall be made on the stock transfer books of the Surviving Corporation at or after the Effective Time.

     Section 2.5 Company Stock Plans.

     (a) The Company shall, effective as of the Effective Time, (i) cause each outstanding stock option (the "Options") to purchase Shares granted under the Company's Fiscal 1988 Stock Option Plan, Fiscal 1992 Stock Option Plan, 1995 Stock Option Plan, 1986 Outside Directors Stock Option Plan, 1996 Outside Directors Stock Option Plan and the other option arrangements set forth in
Section 3.2 of the Company Disclosure Schedule (as defined below) (collectively, the "Option Plans"), whether or not then exercisable or vested, to become fully exercisable and vested, and (ii) cause each Option that is then outstanding to be

                               Page 12 of 27 Pages
cancelled. In consideration of such cancellation, and except to the extent that Parent or the Purchaser and the holder of any such Option otherwise agree, Parent will cause the Company (or, at Parent's option, the Purchaser) to pay to such holders of Options an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the exercise price of each such Option and (B) the number of Shares previously subject to the Option immediately prior to its cancellation (such payment to be net of withholding taxes). The Company shall take all actions reasonably necessary to cause the Company's employees and directors to consent, to the extent required, to the transactions contemplated by this Section 2.5, no later than immediately prior to the time the Purchaser accepts Shares for payment pursuant to the Offer.

     (b) The Company shall take all actions reasonably necessary to cause the last day of the "Offering Period" (as such term is used in the Company's 1992 Employee Stock Purchase Plan (the "1992 ESPP") to be the date immediately prior to the date on which the Purchaser accepts Shares for payment pursuant to the Offer (the "Final Purchase Date"), and apply the funds within each participant's withholdings account on the Final Purchase Date to the purchase of whole Shares in accordance with the terms of the 1992 ESPP.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and the Purchaser as follows:

     Section 3.1 Organization. Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have a material adverse effect on the Company and its subsidiaries, taken as a whole. The Company and each of its subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not in the aggregate have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     Section 3.2 Capitalization.

     (a) The authorized capital stock of the Company consists of 180,520,000 Shares, 19,480,000 Class A Shares and 5,000,000 shares of preferred stock, par value $.01 per share. As of November 1, 1995, (i) 33,542,522 Shares are issued and outstanding, (ii) 19,480,000 Class A Shares are issued and outstanding,
(iii) 6,386,290 Shares are issuable pursuant to outstanding Options granted under the Option Plans and (iv) 1,773,749 shares are available for issuance under the 1992 ESPP. Since such date, no Shares have been issued except upon the exercise of Options previously granted under the Option Plan, and no Options have been granted and no additional shares have been made available for issuance under the 1992 ESPP. All the outstanding shares of the Company's capital stock are, and all Shares which may be issued pursuant to the exercise of outstanding Options will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. All Options will terminate upon the Effective Date. Except for the Company's 5.75% Convertible Debentures due March 1, 2012 in the outstanding face amount of $100,000,000, there are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any of its subsidiaries issued and outstanding. Except as set forth above, and except for the rights (the "Rights") issuable pursuant to the Rights Agreement, dated as of January 27, 1988, as amended as of September 10, 1993 and November 2, 1995 (the "Rights Agreement"), between the Company and The First National Bank of Boston, as rights agent (a true and complete copy of which has been delivered to Parent), and the securities issuable upon the exercise of such Rights, and the 1995 Stock Option Plan of IMS International Manufacturing Services Limited, (i) there are no shares of capital stock of the Company authorized, issued or outstanding and (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights,

                               Page 13 of 27 Pages
agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of its subsidiaries, obligating the Company or any of its subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment and (iii) there are no outstanding obligations of the Company or any of its subsidiaries to vote or to repurchase, redeem or otherwise acquire any shares of capital stock of the Company, or any subsidiary or affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any subsidiary or any other entity.

     (b) Except as set forth in Section 3.2 of the Company Disclosure Schedule, all of the outstanding shares of capital stock of each of the Company's subsidiaries are beneficially owned by the Company, directly or indirectly, and all such shares have been validly issued and are fully paid and nonassessable and are owned by either the Company or one of its subsidiaries free and clear of all liens, charges, claims or encumbrances.

     Section 3.3 Authorization; Validity of Agreement; Company Action.

     (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by its Board of Directors and, except for obtaining the approval of its stockholders as contemplated by Section 1.9 hereof, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and the Purchaser is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency, fraudulent conveyance and other similar laws. The affirmative vote of the holders of a majority of the outstanding Shares and Class A Shares, voting together as a single class, and the affirmative vote of the holders of the outstanding Class A Shares, voting as a separate class, are the only votes of the holders of any class or series of the Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     (b) In connection with the Class A Purchasers' purchase of the Class A Shares, the Board of Directors of the Company duly and validly approved such transaction for the purposes of Section 203 of the DGCL. Accordingly, the provisions of Section 203 of the DGCL will not apply to the transactions contemplated by this Agreement.

     (c) The Board of Directors of the Company has taken all necessary action so that (i) the Rights will not be exercisable, trade separately, or be otherwise affected by the Offer, the Merger or the other transactions contemplated hereby,
(ii) none of Parent and its affiliates will be deemed to be an "Acquiring Person" for purposes thereof and (iii) a "Distribution Date" shall not occur by virtue of the Offer, the Merger or the other transactions contemplated hereby.

     (d) The Board of Directors of the Company has approved the Offer, the Merger and the other transactions contemplated hereby for purposes of any "standstill" or other provisions, including Section 7.2, of the Stock Purchase Agreement, dated as of September 10, 1993, between the Company and the Class A Purchasers, and, accordingly, such Agreement does not restrict Parent's or the Purchaser's ability to make the Offer, acquire Shares pursuant thereto or take the other actions contemplated hereby.

     (e) The Offer, the Merger and the other transactions contemplated hereby have been unanimously approved by the "Continuing Directors," within the meaning of paragraphs B(1) and C(7) of Article EIGHTH of the Company's Certificate of Incorporation, and, accordingly, the provisions of Section A of such Article EIGHTH are not applicable to the Offer, the Merger or any other transaction contemplated hereby.

     Section 3.4 Consents and Approvals; No Violations. Except for the filings set forth on Section 3.4 of the disclosure schedule delivered to Parent and the Purchaser on or before the date hereof (the "Company

                               Page 14 of 27 Pages

Disclosure Schedule") and the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), state securities or blue sky laws, and the DGCL, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or the By-laws of the Company or of any of its subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (a "Governmental Entity") on the part of the Company or any subsidiary, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound (the "Specified Agreements") or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its subsidiaries or any of their properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such violations, breaches, rights of termination, amendment, cancellation or acceleration or defaults which would not, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole and which will not materially impair the ability of the Company to consummate the transactions contemplated hereby.

     Section 3.5 SEC Reports and Financial Statements. The Company has filed with the SEC, and has heretofore made available to Parent, true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it since April 1, 1993 under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act (collectively, the "SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents, including, without limitation, any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC. The financial statements of the Company included in the SEC Documents have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its consolidated subsidiaries as of the respective dates and for the respective periods thereof.

     Section 3.6 Absence of Certain Changes. Except as disclosed in the Company SEC Documents or in Section 3.6 of the Company Disclosure Schedule, since July 1, 1995, (i) the Company and its subsidiaries have conducted their respective businesses only in the ordinary and usual course, (ii) neither the Company nor any of its subsidiaries have taken any of the actions contemplated by Section
5.1 hereof and (iii) there have not occurred any events or changes which have had or which are reasonably likely to have, in the aggregate, a material adverse effect on the Company and its subsidiaries, taken as a whole.

     Section 3.7 No Undisclosed Liabilities. Except (a) as disclosed in the Company SEC Documents, including any exhibits to the SEC Documents, and (b) for liabilities and obligations (x) incurred in the ordinary course of business and consistent with past practice, (y) pursuant to the terms of this Agreement or
(z) as set forth in Section 3.7 of the Company Disclosure Schedule, since July 1, 1995, neither the Company nor any of its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that have, or could reasonably be expected to have, a material adverse effect on the

                               Page 15 of 27 Pages

Company and its subsidiaries, taken as a whole, or would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its subsidiaries (including the notes thereto).

     Section 3.8 Litigation. Except as disclosed in the Company SEC Documents or in Section 3.8 of the Company Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending before any Governmental Entity or, to the best knowledge of the Company, threatened against the Company or any of its subsidiaries that could reasonably be expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole. Except as disclosed in the Company SEC Documents or in the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that could reasonably be expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     Section 3.9 No Default; Compliance with Applicable Laws. Except as disclosed in Section 3.9 of the Company Disclosure Schedule, the business of the Company and each of its subsidiaries is not being conducted in default or violation of any term, condition or provision of (i) its respective Certificate of Incorporation or By-laws, (ii) any Specified Agreement or (iii) any federal, state, local or foreign statute, law, ordinance, rule, regulation, judgment, decree, order, concession, grant, franchise, permit or license or other governmental authorization or approval applicable to the Company or any of its subsidiaries, excluding from the foregoing clauses (ii) and (iii), defaults or violations which would not, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole. Except as disclosed in Section 3.9 of the Company Disclosure Schedule, as of the date of this Agreement, no investigation or review by any Governmental Entity or other entity with respect to the Company or any of its subsidiaries is pending or, to the best knowledge of the Company, threatened, nor has any Governmental Entity or other entity indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen after due inquiry, in the future will not, individually or in the aggregate have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     Section 3.10 Intellectual Property. The Company and its subsidiaries own, or are licensed or otherwise have the rights to use, all patents, trademarks, trade names, copyrights, technology, trade secrets, know-how and processes (collectively, "Intellectual Property Rights") material to or necessary for the conduct of their businesses as presently conducted. No claims are pending by any person against the Company or any of its subsidiaries as to the use of any Intellectual Property Rights and, to the Company's best knowledge, the use by the Company or any of its subsidiaries of all Intellectual Property Rights does not infringe on the rights of any person in a manner which has, or is reasonably likely to have, a material adverse effect on the Company and its subsidiaries, taken as a whole. To the Company's best knowledge, no third person is infringing on the Intellectual Property Rights of the Company or any of its subsidiaries in a manner which has, or is reasonably likely to have, a material adverse effect on the Company and its subsidiaries, taken as a whole.

     Section 3.11 Taxes. (a) Except as set forth in Section 3.11 of the Company Disclosure Schedule, the Company and its subsidiaries have duly filed (or there have been filed on their behalf) with the appropriate governmental authorities all Tax Returns (as hereinafter defined) required to be filed by them on or prior to the date hereof, other than any filings which the failure to make in a timely manner would not have a material adverse effect on the Company and the subsidiaries taken as a whole, and such Tax Returns are true, correct and complete in all material respects. The material income tax reporting positions of the Company and its subsidiaries have substantial support.

     (b) "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. "Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the United States Internal Revenue Service or any taxing authority (whether domestic or foreign including, without limitation, any state,

                               Page 16 of 27 Pages
county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

                                   ARTICLE IV

           REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER

     Parent and the Purchaser represent and warrant to the Company as follows:

     Section 4.1 Organization. Each of Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have a material adverse effect on Parent and the Purchaser, taken as a whole. Each of Parent and the Purchaser is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, in the aggregate, have a material adverse effect on Parent and the Purchaser, taken as a whole.

     Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and the Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and the Purchaser of this Agreement, and the consummation of the Merger and of the transactions contemplated hereby have been duly authorized by the Board of Directors of Parent and the Purchaser and by Parent as the sole stockholder of the Purchaser and no other corporate action on the part of Parent and the Purchaser is necessary to authorize the execution and delivery by Parent and the Purchaser of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and the Purchaser, as the case may be, and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of Parent and the Purchaser, as the case may be, enforceable against each of them in accordance with its respective terms, subject to the effect of applicable bankruptcy, insolvency, fraudulent conveyance and other similar laws.

     Section 4.3 Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the Exon-Florio amendments to the Omnibus Trade and Competition Act of 1988, the 1992 Byrd-Exon amendments to the Defense Production Act, state securities or blue sky laws and the DGCL, and except for the completion of certain governmental reviews and the obtainment of approvals under Korean law to the transactions contemplated hereby, neither the execution, delivery or performance of this Agreement by Parent or the Purchaser nor the consummation by Parent or the Purchaser of the transactions contemplated hereby nor compliance by Parent or the Purchaser with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the respective certificate of incorporation or by-laws of Parent or the Purchaser, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity on the part of Parent or the Purchaser, (iii) except as set forth on Schedule 4.3, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or the Purchaser is a party or by which either of them or any of their respective properties or assets may be bound or
(iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or the Purchaser or any of their properties or assets, excluding from the foregoing clauses (ii),(iii) and (iv) such violations, breaches, rights of termination, amendment, cancellation or acceleration or defaults which would not, individually or in the aggregate, have a material adverse effect on Parent and the Purchaser taken as a whole and will not materially impair the ability of Parent or the Purchaser to consummate the transactions contemplated hereby.

                               Page 17 of 27 Pages

                                   ARTICLE V

                                   COVENANTS

     Section 5.1 Interim Operations of the Company. The Company covenants and agrees that, except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 5.1 of the Company Disclosure Schedule or (iii) as agreed in writing by Parent, after the date hereof, and prior to the time when the directors designated by Parent pursuant to Section 1.4(a) hereof, together with the directors nominated by the Class A Purchasers pursuant to paragraph D(4) of Article FOURTH of the Company's Certificate of Incorporation, shall constitute a majority of, the Board of Directors of the Company (the "Appointment Date"):

     (a) the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries shall use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners;

     (b) the Company shall not, directly or indirectly, amend its or any of its subsidiaries' Certificate of Incorporation or By-laws or similar organizational documents;

     (c) the Company shall not, and it shall not permit any of its subsidiaries to: (i)(A) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company's capital stock or that of its subsidiaries, or (B) redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock or that of its subsidiaries; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares issued upon the exercise of Options outstanding on the date hereof (or Options specified in offers of employment outstanding on the date hereof) in accordance with the Option Plans as in effect on the date hereof; or (iii) split, combine or reclassify the outstanding capital stock of the Company or of any of the subsidiaries of the Company;

     (d) the Company shall not, and it shall not permit any of its subsidiaries to, acquire or agree to acquire, any material assets not listed in Schedule 5.1 of the Company Disclosure Schedule, either by purchase, merger, consolidation, sale of shares in a subsidiary or otherwise;

     (e) the Company shall not, and it shall not permit any of its subsidiaries to, transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice;

     (f) neither the Company nor any of its subsidiaries shall: (i) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its executive officers or key employees other than in the ordinary and usual course of business and consistent with past practice, or (ii)(A) adopt any new, or (B) except as contemplated by Section 2.5, amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any existing, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan agreement or arrangement other than in the ordinary and usual course of business and consistent with past practice; or (iii) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company or as required by applicable law, grant any severance or termination pay to any officer, director or employee of the Company or any its subsidiaries;

     (g) neither the Company nor any of its subsidiaries shall modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;

     (h) neither the Company nor any of its subsidiaries shall: (i) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) incur or modify any material indebtedness or other liability;
(iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for

                               Page 18 of 27 Pages
the obligations of any other person, except in the ordinary course of business and consistent with past practice except as set forth in Section 5.1 of the Company Disclosure Schedule; (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company or customary loans or advances to employees in accordance with past practice) except as set forth in Section 5.1 of the Company Disclosure Schedule; or (v) enter into any material commitment or transaction, except in the ordinary course of business and consistent with past practice;

     (i) neither the Company nor any of its subsidiaries shall change any of the accounting methods used by it unless required by GAAP;

     (j) neither the Company nor any of its subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries;

     (k) neither the Company nor any of its subsidiaries will take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time; and

     (l) neither the Company nor any of its subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     Section 5.2 Access; Confidentiality. Upon reasonable notice, the Company shall (and shall cause each of its subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of Parent, access, during normal business hours during the period prior to the Appointment Date, to all its properties, books, contracts, commitments and records and, during such period, the Company shall (and shall cause each of its subsidiaries to) furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request. After the Appointment Date the Company shall provide Parent and such persons as Parent shall designate with all such information, at such time as Parent shall request. Unless otherwise required by law and until the Appointment Date, Parent will hold any such information which is non-public in confidence in accordance with the provisions of a letter agreement dated May 1, 1993 between the Company and Parent (the "Confidentiality Agreement").

     Section 5.3 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediments or delays, legal or otherwise, to consummate and make effective the Merger and the other transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Company and Parent shall use all reasonable efforts to take, or cause to be taken, all such necessary actions.

     Section 5.4 Consents and Approvals.

     (a) Each of the Company, Parent and the Purchaser will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the transactions contemplated hereby (which actions shall include, without limitation, furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with this Agreement and the transactions contemplated hereby. Each of the Company, Parent and the Purchaser will, and will cause its subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in

                               Page 19 of 27 Pages
obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party required to be obtained or made by Parent, the Purchaser, the Company or any of their subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

     (b) The Company and Parent shall take all reasonable actions necessary to file as soon as practicable notifications under the HSR Act and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any Governmental Entity in connection with antitrust matters.

     Section 5.5 No Solicitation. Neither the Company nor any of its subsidiaries or affiliates shall (and the Company shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"). Notwithstanding the foregoing, the Company may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal (x) if such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Board of Directors of the Company relating to any such transaction which the Special Committee of the Board determines represents a superior alternative to the stockholders of the Company (other than the holders of the Class A Shares) to the acquisition of the Company contemplated by this Agreement and (y) if, in the opinion of the Special Committee of the Board of Directors of the Company, only after receipt of advice from legal counsel to the Special Comittee, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law. The Company will immediately communicate to Parent the terms of any proposal or inquiry (and will disclose any written materials received by the Company in connection with such proposal or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     Section 5.6 Brokers or Finders. Each of Parent and the Company represents, as to itself, its subsidiaries and its affiliates, that, except as set forth in
Schedule 5.6, no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any brokers' or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement and each of Parent and the Company agrees to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or its affiliates.

     Section 5.7 Publicity. Each party's initial press release with respect to the execution of this Agreement has been previously approved by the other parties. Following such initial press releases, so long as this Agreement is in effect, neither the Company, Parent nor any of their respective affiliates shall issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation of the other party, except as may be required by law or by any listing agreement with a national securities exchange or trading market.

     Section 5.8 Notification of Certain Matters. The Company shall give prompt notice to Parent and Parent shall give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery

                               Page 20 of 27 Pages
of any notice pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Section 5.9 Directors' and Officers' Insurance and Indemnification.

     (a) For six years after the Effective Time, Parent shall cause the Surviving Corporation (or any successor to the Surviving Corporation) to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries (each an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of the Parent or the Surviving Corporation)) arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted under Delaware law, subject to the terms of the Certificate of Incorporation, By-laws and indemnification agreements, all as in effect at the date hereof, including provisions relating to advancement of expenses incurred in the defense of any action or suit; provided that, in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; provided further, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, the Certificate of Incorporation, the By-Laws or such agreements, as the case may be, shall be made by independent counsel mutually acceptable to Parent and the Indemnified Party and; provided further, that nothing herein shall impair any rights or obligations of any present or former directors or officers of the Company.

     (b) Parent or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than three years after the Effective Date; provided, that the Parent may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, if the existing D&O Insurance expires, is terminated or cancelled during such period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance; provided further, however, that in no event shall the Company be required to pay aggregate premiums for insurance under this Section 5.9 in excess of 175% of the aggregate premiums paid by the Company in 1995 on an annualized basis for such purpose.

     (c) The provisions of this Section 5.9 shall be in furtherance of, and shall not limit, the indemnification agreements entered into between an Indemnified Party and the Company prior to the date hereof and remaining in force on the date hereof, and Parent shall cause the Surviving Corporation to comply with such agreements. The provisions of this Section 5.9 are for the express benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

                                   ARTICLE VI

                                   CONDITIONS

     Section 6.1 Conditions to Each Party's Obligation to Effect the
Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent or the Purchaser, as the case may be, to the extent permitted by applicable law:

     (a) Stockholder Approval. This Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company, if required by applicable law and the Certificate of Incorporation, in order to consummate the Merger;

     (b) Statutes; Consents. No statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or any governmental agency or authority of competent jurisdiction which prohibits the consummation of the Merger;

     (c) Injunctions. There shall be no order or injunction of a court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; and

                               Page 21 of 27 Pages

     (d) Purchase of Shares in Offer. Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer.

                                  ARTICLE VII

                                  TERMINATION

     Section 7.1 Termination. This Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

     (a) By the mutual consent of Parent and the Company.

     (b) By either of Parent or the Company:

          (i) if the Offer shall have expired without any Shares being purchased therein, or if the Shares tendered in the Offer shall not have been accepted for payment by March 31, 1996; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of Parent or the Purchaser, as the case may be, to purchase the Shares pursuant to the Offer on or prior to such date; or

          (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

     (c) By the Board of Directors of the Company:

          (i) if, prior to the purchase of the Shares pursuant to the Offer, the Board of Directors of the Company shall have (A) withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, this Agreement or the Merger in order to permit the Company to execute a definitive agreement providing for the acquisition of the Company by merger, consolidation or otherwise, determined by the Special Committee of the Board of Directors of the Company, to constitute a superior alternative to the stockholders of the Company (other than the holders of the Class A Shares) (the "Alternate Transaction") than the acquisition of the Company contemplated by this Agreement, (B) determined, only after receipt of advice from legal counsel to the Special Committee, that the failure to take such action as set forth in the preceding clause (A) would cause the Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law, and (C) given notice to the Purchaser and Parent of its intent to terminate this Agreement and of the terms and provisions of the Alternate Transaction, such notice to be given five business days prior to the date of the termination of this Agreement; or

          (ii) if, prior to the purchase of the Shares pursuant to the Offer, Parent or the Purchaser breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained herein or breaches its representations and warranties in any material respect; or

          (iii) if the Offer shall have expired, or shall have been withdrawn, abandoned or terminated, without (in each case) Parent or the Purchaser shall have terminated the Offer without Parent or the Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate this Agreement pursuant to this Section 7.1(c)(iii) if the Company is in material breach of this Agreement; or

          (iv) if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate this Agreement pursuant to this Section 7.1(c)(iv) if the Company is in material breach of this Agreement.

                               Page 22 of 27 Pages

     (d) By Parent or the Purchaser:

          (i) if prior to the purchase of the Shares pursuant to the Offer, the Board of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, this Agreement or the Merger or shall have recommended an Acquisition Proposal or offer, or shall have executed an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Parent, the Purchaser or their affiliates (or the Board of Directors of the Company resolves to do any of the foregoing); or

          (ii) if Parent or the Purchaser shall have terminated the Offer without Parent or the Purchaser purchasing any Shares thereunder, provided that Parent or the Purchaser may not terminate this Agreement pursuant to this Section 7.1(d)(ii) if Parent or the Purchaser has failed to purchase the Shares in the Offer in breach of the material terms thereof; or

          (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A hereto, Parent, the Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer.

     Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of Parent, the Company, their respective stockholders and affiliates, or the respective officers and directors thereof, except as set forth in this Section 7.2 and Section 8.1; provided, however, that nothing herein shall relieve any party from liability for any material breach of this Agreement.

                                  ARTICLE VIII

                                 MISCELLANEOUS

     Section 8.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

     Section 8.2 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto (which in the case of the Company shall include approvals as contemplated in Section 1.4(b)), at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the approval of this Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce the amount or change the form of the Merger Consideration.

     Section 8.3 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

                               Page 23 of 27 Pages

     Section 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt, and shall be given to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Parent or the Purchaser, to:

       Hyundai Electronics America
       510 Cottonwood Drive
       Milpitas, CA 95035
       Attn: Mr. Y.H. Kim
             President & Chief Executive Officer

         with copies to:

       Hyundai Electronics Industries Co., Ltd.
       66, Jeokseon-dong, Jongro-ku
       Seoul, Korea
       Attn: I. H. Chun
             Legal Department

       Bartley C. Deamer
       McCutchen, Doyle, Brown & Enersen
       Three Embarcadero Center
       San Francisco, California 94111

         and:

     (b) if to the Company, to:

        Maxtor Corporation
        211 River Oaks Parkway
        San Jose, CA 95134
        Attn: Glenn H. Stevens
              General Counsel

         with copies to:

        Diane Holt Frankle
        Gray Cary Ware & Freidenrich
        400 Hamilton Avenue
        Palo Alto, California 94301

        Gregory V. Varallo
        Richards, Layton & Finger
        One Rodney Square
         Wilmington, Delaware 19899

     Section 8.5 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation". As used in this Agreement, the term "affiliate(s)" shall have the meaning set forth in Rule 12b-2 of the Exchange Act. As used in this Agreement, a "subsidiary" of any entity shall mean all corporations or other entities in which such entity owns a majority of the issued and outstanding capital stock or equity or similar interests. As used in this Agreement, any reference to any event, change or effect being material or having a material adverse effect on or with respect to any entity (or group of entities taken as a whole) means such event, change or effect is materially adverse to the consolidated financial condition, businesses or results of operations of such entity (or, if used with respect thereto, of such group of entities taken as a whole).

                               Page 24 of 27 Pages

     Section 8.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

     Section 8.7 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement and the Confidentiality Agreement (including the documents and the instruments referred to herein and therein): (a) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 5.9 is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     Section 8.8 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     Section 8.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

     Section 8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that the Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any direct or indirect wholly owned subsidiary of Parent, and Parent may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any one or more of the Class A Purchasers or any affiliates thereof. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     IN WITNESS WHEREOF, Parent, the Purchaser and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          HYUNDAI ELECTRONICS AMERICA

                                          By: /s/  Y.H. KIM

                                            ------------------------------------
                                            Name: Y.H. Kim
                                            Title: President

                                          HYUNDAI ACQUISITION, INC.

                                          By: /s/  Y.H. KIM

                                            ------------------------------------
                                            Name: Y.H. Kim
                                            Title: President

                                          MAXTOR CORPORATION

                                          By: /s/  GLENN H. STEVENS

                                            ------------------------------------
                                            Name: Glenn H. Stevens
                                            Title: Secretary

                               Page 25 of 27 Pages

                                                                         ANNEX A

     Certain Conditions of the Offer. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the HSR Act or the Exon-Florio Act has not expired or terminated, or (iii) the Korean Approval Condition [final approval of all necessary governmental officials and agencies of the Republic of Korea, without any conditions reasonably deemed by Parent to materially adversely affect the intended economic benefits to Parent and its affiliates of the Merger Transaction shall not have been satisfied or (iv) at any time on or after the date of the Merger Agreement and before the time of payment for any such Shares, any of the following events shall occur or shall be determined by the Purchaser to have occurred:

     (a) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which directly or indirectly (l) prohibits, or imposes any material limitations on, Parent's or the Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or compels Parent or the Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, (2) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (3) results in the delay in or restricts the ability of the Purchaser, or renders the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (4) imposes material limitations on the ability of the Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (5) otherwise materially adversely affects the consolidated financial condition, businesses or results of operations of the Company and its subsidiaries, taken as a whole, provided that Parent shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

     (b) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the NASDAQ National Market System, for a period in excess of three hours, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the Republic of Korea (whether or not mandatory),
(3) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or the Republic of Korea, or, in the case of any of the foregoing in existence on the date of this Agreement, any material acceleration or worsening thereof, (4) any limitation (whether or not mandatory) by any foreign or United States governmental authority on the extension of credit by banks or other financial institutions, (5) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by a cumulative amount in excess of 20% over the period from the close of business on the date of the Merger Agreement through the close of business on the day immediately preceding the expiration of the Offer, (6) a change in general financial bank or capital market conditions which materially or adversely affects the ability of financial institutions in the United States or the Republic of Korea to extend credit or syndicate loans, (7) any significant change in the United States or the Republic of Korea currency exchange rates or suspension of, or limitation on, the markets therefor (whether or not mandatory) or the imposition of, or any significant change in, any currency or exchange control laws in the United States or the Republic of Korea, or (8) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

                               Page 26 of 27 Pages

     (c) (1) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect as of the date of the Merger Agreement and as of consummation of the Offer as though made on or as of such date, (2) the Company shall have failed to comply with its covenants and agreements under the Merger Agreement in all material respects or
(3) there shall have occurred any events or changes which have had or which are reasonably likely to have a material adverse effect on the Company and its subsidiaries taken as a whole, compared to its net losses and declining cash position over its three most recent fiscal quarters;

     (d) the Company's Board of Directors shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, or recommended another proposal or offer, or the Board of Directors of the Company, upon request of the Purchaser, shall fail to reaffirm such approval or recommendation or shall have resolved to do any of the foregoing; or

     (e) the Merger Agreement shall have terminated in accordance with its terms;

which in the sole judgment of Parent or the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payments for Shares.

     The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                               Page 27 of 27 Pages

                   SCHEDULES TO AGREEMENT AND PLAN OF MERGER

3.2         Capitalization
3.4         Consents and Approvals
3.6         Absence of Certain Changes
3.7         Undisclosed Liabilities
3.8         Litigation
3.9         No Default; Compliance with Applicable Laws
3.10        Intellectual Property
3.11        Taxes
5.1(h)      Permitted Debt Transactions
5.6         Brokers or Finders

                                  SCHEDULE 3.2

                                 CAPITALIZATION

As of November 1, 1995:

1. Number of shares outstanding and exercise price range under the following Stock Option Plans:

                                                         SHARES
                      STOCK PLAN                       OUTSTANDING        EXERCISE PRICE RANGE
    -----------------------------------------------    -----------       -----------------------
    Maxtor Corporation 1986 Outside Directors Stock
      Option Plan                                         140,000        $ 4.50      -  $17.250
    Maxtor Corporation Fiscal 1988 Stock Option
      Plan                                                927,309        $ 2.875     -  $14.625
    Maxtor Corporation Fiscal 1992 Stock Option
      Plan                                              4,193,906        $ 2.8125    -  $ 7.8125
    Maxtor Corporation 1995 Stock Option Plan             946,636        $ 3.250     -  $ 5.375
    Maxtor Corporation 1996 Outside Directors Stock
      Option Plan                                          90,000        $ 4.625     -  $ 4.6875
    Maxtor Corporation Immediately Nonqualified
      Stock Option Agreements between Maxtor and
      Bowles, Eeg, Bylin and Steigerwald                   88,439        $ 4.1875    -  $ 5.750
    TOTAL:                                              6,386,290        $ 2.8125    -  $17.250

2. Estimated minimum number of shares purchasable on January 26, 1996 (ending date of the current participation period) under the 1992 Employee Stock Purchase Plan assuming July 31, 1995 closing price as the purchase price:

     July 31, 1995 close price: $4.3125 X .85% = $3.666
     Assuming current employee participation level
     Estimated number of shares to be issued: 475,000

3. IMS International Manufacturing Services Limited 1994 Stock Option Plan

     Options to purchase 1,792,500 IMS shares are outstanding;
     all options have an exercise price of $1.97

4. Capital Stock of Subsidiaries Not Owned by Company:

     Nominee shareholders of Maxtor Disc Drives Pte Limited, Maxtor (Hong Kong) Limited, Maxtor (Thailand) Limited and IMS International Manufacturing Services (Thailand) Limited, hold one share each as required by local company law. Each nominee shareholder has executed a form of stock power in favor of the Company.

     Guaranty and Recourse Agreement between Maxtor and Hyundai Electronics Industries Co., Ltd., dated as of August 31, 1995.

                                  SCHEDULE 3.4

                             CONSENTS AND APPROVALS

(iii) Specified Agreements

     - Pursuant to the terms of the following agreements, a transfer of control of Maxtor will give the other party to the agreement the right to give notice of termination or will cause automatic termination:

        Agreement between Maxtor Corporation and Seagate Technology, Inc., dated July 1, 1994

        Patent Cross License Agreement between Maxtor Corporation and Toshiba Corporation, dated December 16, 1992, as amended by the First Amended Patent Cross-License Agreement between Maxtor Corporation and Toshiba Corporation, dated November 10, 1994

        License Agreement -- Five-Year Term between Maxtor Corporation and Fujitsu Limited, June 22, 1992

        Patent Cross-License Agreement between Hitachi, Ltd. and Maxtor Corporation, dated March 19, 1992

     - Pursuant to the terms of the following agreements, a transfer of control of Maxtor will require the approval of the lenders.

        $100 Million Credit Agreement among Maxtor Corporation, the lenders parties thereto (the "Lenders"), the Issuing Bank thereunder (the "Issuing Bank"), and Citibank, N.A., as Administrative Agent for the Lenders and the Issuing Bank dated August 31, 1995

        $50 Million Financing Agreement between Maxtor Corporation and The CIT Group/Business Credit, Inc. dated September 16, 1993, as amended (the credit line with CIT was reduced from $50 million to $20 million as of October 11, 1995)

     - Pursuant to the terms of the Indenture, a transfer of control of Maxtor will require the assumption of the 5 3/4% Convertible Debentures by the acquiring company subject to the terms and conditions thereunder.

        Indenture, dated as of March 1, 1987, between Maxtor Corporation, as Guarantor, and State Street Bank, as Trustee

     - Pursuant to the terms of the following stock option plans, a transfer of control of Maxtor will/may cause acceleration, at the discretion of the Company's Board of Directors, of unvested shares of options outstanding under the plans.

        Maxtor Corporation 1986 Outside Directors Stock Option Plan

        Maxtor Corporation Fiscal 1988 Stock Option Plan

        Maxtor Corporation Fiscal 1992 Stock Option Plan

        Maxtor Corporation 1995 Stock Option Plan

        Maxtor Corporation 1996 Outside Directors Stock Option Plan

        Maxtor Corporation 1992 Employee Stock Purchase Plan

        Maxtor Corporation Immediately Exercisable Nonqualified Stock Option Agreements between Maxtor and the following individuals: Bowles, Bylin, Eeg and Steigerwald (employees of Storage Dimensions, Inc.)

                                  SCHEDULE 3.6

                           ABSENCE OF CERTAIN CHANGES

1. In compliance with the CIT Credit Agreement, the Company shall have on the last fiscal day of each applicable fiscal quarter, an operating loss no greater than the following:

         For the two consecutive fiscal quarters ending December 30, 1995    $(75,000,000)
         For the two consecutive fiscal quarters ending March 30, 1996       $(42,000,000)
         For the two consecutive fiscal quarters ending June 29, 1996        $(14,000,000)

2. In compliance with the CIT Credit Agreement, the Company shall have on the last fiscal day of each applicable fiscal quarter, a net worth no less than the following:

         December 30, 1995                                                   $(47,000,000)
         March 30, 1996                                                      $(58,000,000)
         June 29, 1996                                                       $(56,000,000)

  NOTE: The Company is currently in compliance with the requirements set forth in items 1 and 2 above, and anticipates that it will remain in compliance for the balance of the quarter ending December 30, 1995.

3. On August 2, 1995 Maxtor received from CIT an unconditional waiver of defaults of minimum operating profit and capital expenditures covenants that occurred as of the fiscal quarter ended July 1, 1995.

4. Continued restraint on liquidity and limited credit resources associated with losses and increase in working capital requirements.

5. Some vendors are currently extending their payment terms to Maxtor from 30-45 days to 45-60 days. Vendors may revert, at their sole discretion, at any time upon notice to the Company to standard vendor payment terms and/or cash in advance.

6. The Company is experiencing a shortage of media. This shortage is anticipated to continue at least through CQ2 '96. In addition, from time to time vendors have notified Maxtor that they may be unable to supply Maxtor's required volumes of certain key components. Continued media and/or other component shortages may result in inventory imbalances or reductions in planned product builds.

7. Maxtor projected a shortfall of about 1.1 million chips from Adaptec in CQ1 '96. Maxtor has negotiated a payment of $1.4 million in premium payment to Adaptec to secure 500K units to cover the shortfall. An additional $1.5 million is anticipated to be paid in premium to cover the remaining shortfall of 600K units.

                                  SCHEDULE 3.7

                            UNDISCLOSED LIABILITIES

1. OPERATING LEASES

                                                           LEASED $       MONTHLY        LEASE           TERM
     LESSOR          LESSEE           EQUIPMENT             AMOUNT        PAYMENTS     START DATE        DATE
-----------------    ------     ----------------------    -----------     --------     ----------     ----------
Fidelity/Heller
     ES 01            MDE       computer peripherals,     $   941,030     $ 24,796         4/1/93         3/1/96
                                test equipment
     ES-2             MDE       computer peripherals,         862,772       22,493         4/1/93         3/1/96
                                test equipment
GECC/USL
    ES 01             MDE       computer peripherals,       1,559,446       42,573         7/1/93         6/1/96
                                test equipment
Comdisco
     SI 01            MPS       3Com Networking               301,469        8,517        8/18/93        7/18/96
     SI 02            MPS       Kerry Ultrasonic            2,536,147       72,534       10/11/93        9/11/96
Comdisco
     EG 01            MHK       Shun Hing Electric &        3,738,178       97,012       12/17/92       11/17/95
                                Krestronics
     EG 02            MHK       General Signal, Model         147,378        3,777         3/1/93         2/1/96
                                2100
     EG 03            MHK       Hewlett-Packard,              271,507        5,903         3/1/93         2/1/96
                                Tektronix, Flexstar
     EG 04            MHK       Shun Hing Electric            502,205       13,308       10/18/93        9/18/96
     EG 05            MHK       Shun Hing Electric            426,361       11,364         8/1/94         7/1/97
     EG 06            MHK       Shun Hing Electric            336,547        8,996        10/1/94         9/1/97
Hewlett-Packard       MHK       HP3000 S957                   155,844        4,398         4/6/93         3/6/96
                                                          -----------     --------
          Total:                                          $11,724,884     $315,671
                                                          ===========     ========

2. REAL ESTATE LEASES FOR ALL FACILITIES

     Information previously furnished to Hyundai.

                                  SCHEDULE 3.8

                                   LITIGATION

I. PENDING CASES

  A. NON-IP RELATED

     1. Wacholder v. Gallo, Jeon, Park, Poppa, Balanson, Chung, Hill, HEI, HEA and Maxtor. This action, brought by a Maxtor stockholder, alleges that defendants' actions and the proposed acquisition by HEI will cause injury to the plaintiff and prays that consummation of the proposed acquisition be enjoined.

     2. Zilog. This action was brought by Maxtor against Zilog, Inc. ("Zilog") in a complaint filed in December 1994 alleging breach of express and implied warranties, breach of contract and breach of the implied covenant of good faith and fair dealing. The action arose out of Maxtor's purchase of defective microprocessors from Zilog during the period 1988 through 1992, which were incorporated into its disk drives and sold to Maxtor's customers. The defective microprocessors caused the disk drives to malfunction and fail in the field, causing damages to Maxtor in excess of $11 million. Zilog answered Maxtor's complaint in February 1995, asserting a general denial and affirmative defenses including disclaimers of implied warranties and consequential damages. An initial case management conference in this matter has been rescheduled for November 21, 1995 at which time the Court may refer the case to judicial arbitration and/or schedule a trial date.

  B. IP RELATED

     1. Rodime. MiniScribe's license under Rodime 3.5TM patents was assigned to Maxtor as part of the MiniScribe asset acquisition by Maxtor in June 1990. Rodime subsequently challenged the validity of the assignment. Maxtor sued for declaratory judgment. Rodime filed a denial and counterclaim for patent infringement. In April 1994, the relevant claims of the Rodime patent at issue were declared invalid in litigation between Rodime and Quantum. Rodime then appealed the finding of invalidity in the Federal Circuit. In September 1995, the Federal Circuit Court of Appeals affirmed the District Court opinion in favor of Quantum. Rodime subsequently filed a petition for rehearing, and requested a stay of consideration of that petition pending review by the Supreme Court of a related case.

II. THREATENED LITIGATION

  A. NON-IP RELATED

     1. On October 17, 1995 Maxtor received an undated letter directed to the Board of Directors and to Dr. Park, from counsel for an institutional stockholder, Homer Financial Corporation ("HFC"), asserting that there were unspecified ongoing conflicts between the interests of Maxtor and Hyundai, and requesting access to certain company documents. Maxtor responded that it was unaware of any breach of fiduciary duty by its officers and directors and that it would consider providing the documents when the requests were made in accordance with Delaware law.

     2. Within the last two months and from time to time, Maxtor has received correspondence from stockholders expressing concerns regarding the management and operations of the Company, and also regarding the proposed acquisition by Hyundai. Copies of these letters have previously been delivered to the Company's Board of Directors.

  B. IP-RELATED

     1. By letter dated October 23, 1995, Maxtor received notice from counsel for Pabst Licensing GmbH alleging that certain of Maxtor's products infringe the claims of several Pabst disk drive and disk drive motor patents. The Company is reviewing the information provided.

     2. From time to time the Company receives notices from third parties claiming that its products infringe on such third parties' intellectual property. There is presently no pending litigation against the Company involving such claims, except the Rodime matter discussed above.

                                  SCHEDULE 3.9

                  NO DEFAULT; COMPLIANCE WITH APPLICABLE LAWS

(1) Indenture, dated as of March 1, 1987, between Maxtor Corporation, as Guarantor, and State Street Bank, as Trustee

(2) $100 Million Credit Agreement among Maxtor Corporation, the lenders parties thereto (the "Lenders"), the Issuing Bank thereunder (the "Issuing Bank"), and Citibank, N.A., as Administrative Agent for the Lenders and the Issuing Bank dated August 31, 1995

(3) $50 Million Financing Agreement between Maxtor Corporation and The CIT Group/Business Credit, Inc. dated September 16, 1993, as amended (the credit line with CIT was reduced from $50 million to $20 million as of October 11,
    1995)

(4) See also Schedule 3.11

                                 SCHEDULE 3.10

                             INTELLECTUAL PROPERTY

     See Schedules 3.4 and 3.8.

                                 SCHEDULE 3.11

                                     TAXES

(1) Maxtor Peripherals (S) Pte Ltd. must be maintained as a non-resident company (i.e., managed and controlled outside of Singapore) through calendar year 1995 in order to avoid significant withholding taxes on dividends paid to Maxtor in the same year. The potential imposition of withholding taxes on dividends paid to a U.S. company will remain after the Hyundai acquisition, thus, it will be important for MPS to remain a non-resident company as defined under Singapore corporate law.

(2) Current U.S. tax audits are in process in the areas of excise taxes, related to the use of ozone depleting chemicals in the manufacturing process*, and employment taxes related to independent contractors. Initial proposed assessments by the Internal Revenue Service are in the amounts of $3.8 million for excise taxes owed by Maxtor and $1.2 million for employment taxes owed by Maxtor. Current discussions with the IRS indicate that it would be willing to accept payment of approximately $1 million (excluding interest and penalties) to settle the excise tax issue. The employment tax audit is in the very preliminary stages, and consequently no settlement amount has been discussed.

    * Maxtor no longer uses this manufacturing process.

(3) The acquisition by Hyundai will result in Maxtor undergoing another change in ownership which will provide an additional limitation regarding the availability and use of Maxtor's net operating losses (NOL) for Federal income tax purposes generated since Hyundai's initial investment in Maxtor. Similar limitations will apply in most state jurisdictions as well.

(4) There is a potential "permanent establishment" issue as a result of having Maxtor's expatriate employees working in Hyundai's Korean factory. Maxtor is exploring ways to minimize or eliminate the Company's exposure to income tax in Korea as a result of this.

                                SCHEDULE 5.1(H)

                          PERMITTED DEBT TRANSACTIONS

1. Non-recourse Trade Receivables Securitization Program to be implemented in CQ4 '95 to replace the existing CIT Secured Lending Facility pursuant to the $50 Million Financing Agreement between Maxtor Corporation and The CIT Group/Business Credit, Inc. dated September 16, 1993, as amended.

2. Equipment Financing, supported by a Hyundai corporate guarantee, to be implemented in CQ4 '95 to finance capital spending incurred by Maxtor Peripherals (Singapore) Ltd.

   - Debt incurred in connection with the above listed transactions will not exceed $130,000,000 in the aggregate.

3. In addition to above items, Maxtor has the following existing debt facilities which will be used in the ordinary course of business:

   - Borrowings under the $100M Citicorp Credit Agreement

   - Borrowings under the $20M CIT Financing Agreement

   - Equipment leases under the $15M Comdisco Leasing Line

                                  SCHEDULE 5.6

                               BROKERS OR FINDERS

(1) Maxtor's investment banker:  Bear, Stearns & Co., Inc.

(2) Hyundai's investment banker: Merrill Lynch & Co., Inc.